[ SEMTECH CORPORATION LOGO ]

Semtech Corporation

200 Flynn Road

Camarillo, CA 93012-8790

July 9, 2010

By Electronic Submission

Mr. Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549-6010

Re:	Semtech Corporation

Form 10-K for the year ended January 31, 2010 filed April 1, 2010

Form 8-K filed on March 10, 2010

SEC File No. 001-06395

Dear Mr. Vaughn:

On behalf of Semtech Corporation (the “Company”), I submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 24, 2010, relating to the Company’s Form 10-K for the year ended January 31, 2010 filed April 1, 2010 and Form 8-K filed on March 10, 2010. The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated each Comment in the order provided followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2010

Note 1. Business and Significant Accounting Policies, page 43

Segment Information, page 43

1.	We note your disclosures here and on page 64 that you operate in one reportable segment. However, we note your disclosure regarding goodwill on page 44 that you have determined the reporting units at the operating segment level, which is the level that your management regularly reviews operating results and makes resource allocation decisions. You further state that the goodwill associated with the Xemics SA acquisition is included in one reporting unit and the goodwill associated with the SMI acquisition is included in a separate reporting unit. Please explain to us in more clear and concise terms if you operate in one segment or within two segments. To the extent you have determined you have two operating segments, discuss how you have considered the guidance in paragraphs 280-10-50-10 through 280-10-50-19 in concluding that you have only one reportable segment.

Mr. Kevin L. Vaughn

July 9, 2010

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The Company advises the Staff that it has five operating segments and has met the aggregation criteria promulgated by Accounting Standards Codification (“ASC”) 280 to combine these operating segments under one reportable segment.

Assessment of Operating Segments

ASC 280 defines an operating segment as “a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance

•	Its discrete financial information is available”

Under this definition, the Company has five operating segments that meet this criteria, each with its own segment manager who is directly accountable and maintains regular contact with the Chief Executive Officer (who has been identified as the CODM) to discuss and report operating activities, financial results, forecasts and strategic plans. The Company’s five operating segments are: Power Management Products, Protection Products, Advanced Communications and Sensing Products, Microwave and High Reliability Products, and Transport and Datacom Products.

The CODM uses the information obtained from the operating segment managers to assess performance and allocate resources among the operating segments. The CODM does not regularly review activities below this level for purposes of assessing performance and making resource allocation decisions.

Assessment of Aggregation Criteria

ASC 280 provides that two or more operating segments may be aggregated into a single reportable segment if 1) aggregation is consistent with the objective and basic principles of ASC 280; 2) the segments have similar economic characteristics; and 3) the segments are similar in all of the following areas:

•	The nature of the products and services

•	The nature of the production processes

•	The type or class of customer for their products and services

•	The methods used to distribute their products or provide their services

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Mr. Kevin L. Vaughn

July 9, 2010

Page | 3

Objectives and Basic Principles of ASC 280

The Company operates exclusively in one business: the semiconductor industry, and primarily within the analog and mixed-signal sector. Its product lines have similar characteristics including shared business models, overlapping markets and shared intellectual property. Since the operating segments often have similar customers and development cycles, the composition of products within an operating segment can be influenced by such factors as availability of manpower resources. Accordingly, it is not uncommon for a product to be reclassified from one operating segment to another.

Based on these facts, the Company concluded that aggregating its operating segments is acceptable because such presentation most properly reflects its operations and internal decision-making and because separate reporting of such segment information would not significantly enhance an investor’s understanding of the Company’s business, financial position and operating results.

Similar Economic Characteristics

The Company believes that all of the operating segments exhibit similar economic characteristics. The Company made this determination based on the similarity of business models used for each operating segment and a consideration of historical, present and future projected trends in gross margins. All segments have historically, and are expected to continue to follow the same gross margin trends (i.e. strong margin at product release, but decreasing over time) for the foreseeable future. All five operating segments are expected to target high entry margins within a similar range. In addition, all operating segments typically share the same competitive and operating risks, which include, but are not limited to, the following:

•	unit selling price decreases;

•	same competitors across multiple operating segments;

•	size of competitors relative to our size;

•	increased number of competitors due to market expansion;

•	fluctuations, seasonality and economic downturns in end-markets;

•	high concentration of key customers;

•	the relative ease with which a distributor may terminate its relationship with the Company;

•	limited number of critical suppliers; and

•	the necessity of committing resources to production prior to the receipt of purchase commitments.

Based on these factors, the Company concluded that all five operating segments share similar economic characteristics.

Mr. Kevin L. Vaughn

July 9, 2010

Page | 4

Other Similar Characteristics

•	Nature of the Products and Services

All of the Company’s operating segments are engaged in the design, production and marketing of semiconductor-related (analog and mixed signal) technology. The analog and mixed signal semiconductors together constitute a subset of semiconductor technology in general and are closely related in both their applications and markets. While this technology has several applications, the underlying collective tangible products and related technologies are similar across all operating segments, as evidenced by the fact that the Company’s operating segments have historically cross-shared engineering talent and intellectual property. The Company is not engaged in various industries which would require it to design, produce and market significantly different products and services by nature. The Company’s products and services have similar purposes for its consumers. Based on these considerations, the Company finds that all of its operating segments are similar in terms of the nature of products and services.

•	Nature of the Production Processes

The Company’s production process is generally the same across all five operating segments. The construction of semiconductor products primarily utilizes silicon, metals and plastics, of which each operating segment has similar needs. The Company outsources the majority of its manufacturing functions to third parties. In many cases, the operating segments share the same third party manufacturing partners. This strategy is utilized in all five operating segments. Based on these considerations, the Company finds that all of its operating segments are similar in terms of the nature of the production processes.

•	Type or Class of Customer for Products and Services

The Company’s direct customers are primarily original equipment manufacturers (“OEMs”) in the computing, communications, high-end consumer and industrial markets. All of the Company’s operating segments primarily sell to these OEMs, which results in multiple operating segments selling to the same customer.

The Company uses common resources to sell all of its products. Products for all five operating segments are sold through the Company’s in-house sales force and independent distributors. Operating segments do not maintain unique sales channels. None of the Company’s operating segments experience significant seasonality (seasonality can move revenue by +/-5%).

Based on these considerations, the Company concluded that all of its operating segments share the same type or class of customer for products and services.

Mr. Kevin L. Vaughn

July 9, 2010

Page | 5

•	Methods Used to Distribute Products or Provide Services

The Company distributes products to customers both directly and using independent distributors. Similar to the production processes, there are no significant differences between the distribution methods used by any of our operating segments. Distributors typically sell products from multiple operating segments. Based on these considerations, the Company concluded that all of its operating segments use similar methods to distribute products or provide services.

•	Nature of Regulatory Environment

All five operating segments operate within a similar regulatory environment. While some product lines within an operating segment may be subject to government regulations, including International Traffic in Arms Regulations, the volume of these transactions is not significant and therefore not applicable to the Company’s consideration of the aggregation criteria.

In summary, the Company’s product and service portfolio is used in one business (the semiconductor industry and primarily within the analog and mixed-signal sector) and it operates and competes in one business activity and economic environment. The five operating segments share customers, intellectual property, manufacturing resources, sales channels, marketing support and research processes. Based on the qualitative factors discussed above, for financial reporting purposes, the Company believes that its conclusion that the five operating segments should be aggregated into a single reporting segment is consistent with the basic principles of ASC 280.

Note 4. Acquisitions, page 49

2.	We note that you acquired $59.9 million of core technology related to your acquisition of Sierra Monolithics, Inc. Please revise future filings to explain in greater detail the nature of this core technology, including a discussion of how you determined the fair value of this technology and how it meets the definition of an intangible asset that should be recognized separately from goodwill. Refer to the guidance in 805-20-55-2 through 55-5 and 805-20-55-38 of the FASB Accounting Standards Codification.

The Company advises the Staff that in all applicable future filings, we will explain in greater detail the nature of this core technology, including a discussion of how we determined the fair value of this technology and how it meets the definition of an intangible asset that should be recognized separately from goodwill.

3.	With a view towards disclosure, please revise your future filings within your critical accounting policies in MD&A to disclose in more detail how you determined the fair value of the intangible assets assumed including the methodology utilized and a discussion of the significant assumptions utilized in the valuation model.

Mr. Kevin L. Vaughn

July 9, 2010

Page | 6

The Company advises the Staff that in all applicable future filings within our critical accounting policies in MD&A, we will disclose in more detail how we determined the fair value of the intangible assets assumed including the methodology utilized and a discussion of the significant assumptions utilized in the valuation model.

Note 9. Stock Option Awards, page 54

4.	Please review this note in future filings to disclose how you determined the significant assumptions such as the risk free interest rate, dividend rate, expected life, etc. utilized in the Black-Scholes Model used to value your outstanding stock options. Refer to the guidance in 718-10-50-2 of the FASB Accounting Standard Codification.

The Company advises the Staff that in all applicable future filings, we will disclose in more detail how we determined the significant assumptions utilized in the Black-Scholes model to value our outstanding stock options.

Note 10. Income Taxes, page 53

5.	We note your disclosures here that in connection with your acquisition of Sierra Monolithics, Inc., you concluded that $120 million of the foreign earnings were not permanently reinvested offshore and that it resulted in $38.3 million increase in your tax provision in fiscal 2010. Please explain to us in greater detail the factors that caused you to change these assertions. Clarify for us if the change in assertion was made for the purpose of funding the acquisition or to fund other initiatives in connection with the acquisition. In this regard, tell us how you considered this change in assertion in connection with your disclosures under “liquidity and Capital Resources” within MD&A.

In connection with the pending SMI acquisition, the Company explored a broad range of available financing alternatives and concluded that utilizing existing cash represented the lowest cost of capital and the most attractive financial outcome for the Company. Given this conclusion, the Company determined that the likely need for these funds for an expected acquisition made the facts inconsistent with the assertion of permanent reinvestment.

The primary purpose of the change in assertion was the funding of the acquisition. However, the Company also considered the fact that U.S. cash levels would be dramatically lower as a result of the acquisition. Accordingly, it also considered other initiatives in connection with the acquisition, including the required funding levels to support the newly expanded U.S. operations.

Mr. Kevin L. Vaughn

July 9, 2010

Page | 7

The disclosures under “Liquidity and Capital Resources” within MD&A include discussion of the fact that a significant portion of our capital resources, and the liquidity they represent, are held by our foreign subsidiaries along with a disclosure that if we needed these funds “for investment in domestic operations, any repatriation, such as that which occurred in fiscal year 2010 to partially fund the acquisition of SMI, could result in increased tax liabilities.”

Form 8-K filed on March 10, 2010

6.	We note that you have provided a forward-looking non-GAAP financial measure of non-GAAP earnings per diluted share for the first quarter ended May 2, 2010. However, we do not see where you have provided a reconciliation of this forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure as required by Regulation G or otherwise provided the disclosure required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings to comply by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible.

The Company advises the Staff that in all applicable future filings, we will provide a reconciliation of any forward-looking non-GAAP financial measure with the corresponding forward-looking GAAP financial measure.

The Company acknowledges that with respect to its filings with the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (805) 480-2183 if you have any further questions or comments.

Sincerely,

/s/ Alan M. Bennett
Alan M. Bennett
Vice President, Tax and External Reporting
Semtech Corporation